As filed with the Securities and Exchange Commission on August 16, 2018

File No. 812-14383

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO THE APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT

COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER

GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE 1940 ACT

FS INVESTMENT CORPORATION IV AND FS/KKR ADVISOR, LLC

Written and oral communications regarding this Application should be addressed to:

Michael C. Forman, Chief Executive Officer

Stephen S. Sypherd, General Counsel and Secretary

FS Investment Corporation IV

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

Copies to:

James A. Lebovitz, Esq.

David J. Harris, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 994-2510

This Application (including Exhibits) contains 32 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: FS INVESTMENT CORPORATION IV AND FS/KKR ADVISOR, LLC Investment Company Act of 1940 File No. 812-14383	AMENDMENT NO. 1 TO THE APPLICATION PURSUANT TO SECTION 6(c) OF THE 1940 ACT FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE 1940 ACT

I. THE PROPOSAL

1. FS Investment Corporation IV (“FSIC IV”) (the “Current Fund”) and FS/KKR Advisor, LLC (“FS/KKR Advisor” or the “Current Investment Adviser”; together with the Current Fund, the “Applicants”) hereby seek an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act, to permit the Funds (as defined below) to offer investors multiple classes of shares, interests or units, as the case may be (“Shares”),1 with varying sales loads and asset-based service and/or distribution fees, as described more fully in this Application. The Applicants request that the order also apply to any other continuously offered closed-end management investment company that elects to be regulated as a business development company (“BDC”),2 existing now or in the future, for which the Current Investment Adviser or any entity controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with the Current Investment Adviser, or any successor in interest to any such entity,3 (each, an “Investment Adviser” and, collectively with the Current Investment Adviser, the “Investment Advisers”), acts as

[1]

As used in this Application, the term “Shares” includes any other equivalent designation of a proportionate ownership interest (such as units) of the Funds, as defined below. The holders of Shares are referred to as “Shareholders.”

[2]

Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

investment adviser and which provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and Section 23(c)(2) of the 1940 Act (each, a “Future Fund” and, collectively with the Current Fund, the “Funds” and each a “Fund”). Any entity relying on this relief will do so in a manner consistent with the terms and conditions of this Application. The Applicants represent that each entity presently intending to rely on the order requested in this Application is listed as an Applicant.

2.

A. FSIC IV was organized under the General Corporation Law of the State of Maryland on February 25, 2015, for the purpose of operating as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, FSIC IV has elected to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to maintain RIC qualification in the future. FSIC IV’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. FSIC IV intends that its portfolio will be comprised primarily of investments in senior secured loans, second lien loans and subordinated loans, which are generally referred to as mezzanine loans, of private U.S. middle market companies. FSIC IV’s principal place of business is 201 Rouse Boulevard, Philadelphia, PA 19112.

B. FS/KKR Advisor is registered with the Commission under the Investment Advisers Act of 1940, as amended. On the date of this Application, in addition to FSIC IV, FS/KKR Advisor advised five other BDCs.4 FS/KKR Advisor is a joint venture investment advisory relationship between FS Investments, FSIC IV’s sponsor, and KKR & Co. L.P.5

Under the terms of the investment advisory agreement with FSIC IV, FS/KKR Advisor: determines the composition and allocation of FSIC IV’s portfolio, the nature and timing of the changes to FSIC IV’s portfolio and the manner of implementing such changes; determines which securities FSIC IV will purchase, retain or sell;

[4]	The five other BDCs are FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, Corporate Capital Trust, Inc. and Corporate Capital Trust II.
[5]	FS/KKR Advisor became an investment adviser to FSIC IV in April 2018, succeeding FSIC IV Advisor, LLC, an affiliate of FS Investments, which owned a majority interest in the adviser.

identifies, evaluates, negotiates and structures the investments FSIC IV makes; and executes, monitors and services the investments FSIC IV makes. FS/KKR Advisor’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to FSIC IV are not impaired.

3.

A. In connection with the proposed transition pursuant to which FS/KKR Advisor would become FSIC IV’s investment adviser, which occurred in April 2018, and further driven by the offering’s lower than anticipated capital raise due in part to the inability to offer more than one share class, FSIC IV ceased the public offering of Shares to new investors on November 15, 2017. Prior to that time, FSIC IV’s Shares were continuously offered as described below. If the exemptive relief requested by this Application is granted, FSIC IV currently intends to recommence its public offering of Shares to new investors. The Applicants currently believe that recommencing the FSIC IV offering, as opposed to launching a blind pool offering by a new fund with the same strategy, would benefit existing investors and future investors. Existing investors would benefit from FSIC IV’s increased scale, while new investors would not bear the increased costs and administrative burden of investing in a new, separate fund.

The Current Fund currently has only issued a single class of Shares (the “Initial Class”), but anticipates, if it recommences the public offering, that it will offer additional classes of Shares, as described below in Section I.6.

B. Prior to November 15, 2017, FSIC IV accepted subscriptions for Shares on a continuous basis and issued Shares at weekly closings at prices that, after deducting front-end selling commissions, were above the Fund’s net asset value per Share. To the extent that the Fund’s net asset value per Share increased, the public offering price of the Shares was increased as necessary to ensure that Shares were not sold at a net offering price per Share that was below the Fund’s net asset value per Share. In the event of a material decline in the Fund’s net asset value per Share, which was considered to be a 2.50% decrease below the then current net offering price, the Fund reduced the public offering price of the Shares to establish a new net offering price that was not more than 2.50% above the Fund’s then current net asset value per Share. FSIC IV’s Initial Class of Shares (Class T Shares) are also subject to an annual distribution fee of 1.00% of the “per share estimated value”.6

[6]

See Section V.3.N for a discussion regarding the determination of “per share estimated value”. In connection with the calculation of the distribution fee, the Current Fund currently determines “per share estimated value” using the net investment methodology during the period prior to 150 days following the second anniversary of when a Fund breaks escrow and the appraised value methodology thereafter.

4. A Fund may repurchase Shares on such terms as may be determined by its Board7 in its complete and absolute discretion unless, in the judgment of the independent directors (“Directors”) of the Board, such repurchases would not be in the best interests of the Fund’s Shareholders or would violate applicable law. The Fund will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the 1934 Act and Section 23(c)(2) of the 1940 Act. A Fund’s Shares will not be offered or traded in a secondary market and will not be listed on any securities exchange and do not trade on an over-the-counter system such as the OTCBB. Because Shareholders do not have the right to require a Fund to redeem Shares, the Fund may from time to time offer to repurchase Shares in accordance with the requirements of Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act, in order to provide a limited degree of liquidity to Shareholders.

The Current Fund currently limits the number of Shares to be repurchased during any calendar year to the greater of (x) the number of Shares that the Fund can repurchase with the aggregate proceeds it has received from the sale of Shares under its distribution reinvestment plan during the twelve-month period ending on the expiration date of each repurchase offer (less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during such period) and (y) the number of Shares that the Fund can repurchase with the proceeds it receives from the sale of Shares under its distribution reinvestment plan during the three-month period ending on the expiration date of each repurchase offer. At the discretion of the Fund’s Board, the Fund may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase Shares. In addition, the Fund further intends to limit the number of Shares to be repurchased in any calendar year to 10% of the weighted average number of Shares outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of Shares that the Fund offers to repurchase may be less in light of the limitations noted above. Applicants anticipate that the Funds will repurchase Shares on substantially similar terms, with such variations as a Fund’s Board determines to be appropriate.

[7]	Each of the board of directors of FSIC IV and the boards of trustees or directors of any Future Fund is referred to as a “Board.”

5. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of each Fund will represent investments in the same portfolio of securities but will be subject to different expenses (such as asset-based service and/or distribution fees). Thus, the net income attributable to, and any distributions payable on, each class of Shares will differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time.

6. Under the proposal, each class of Shares of any Fund would be offered in periodic closings generally as described in Section I.3 above, with such variations as a Fund’s Board determines to be appropriate. One or more new Share classes (the “New Classes”) may charge a differing front-end sales load, contingent deferred sales charges (“CDSC”), early withdrawal charge (“Repurchase Fee”) and/or an annual asset-based service and/or distribution fee. Applicants anticipate that Initial Class Shares would be offered as described herein, subject to any modifications in response to terms requested by the financial intermediaries through which the Funds are distributed. Each class of Shares of any Fund would comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rules, as if that rule applied to closed-end funds electing to be regulated as BDCs, and with the provisions of Rule 2310 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Manual (“FINRA Rule 2310”).8

FINRA Rule 2310 applies to unlisted continuously offered BDCs because such BDCs’ offerings meet that rule’s definition of a “direct participation program” (“DPP”).9 The Commission approved FINRA Rule 2310 in

[8]	Any reference to FINRA Rule 2310 includes any successor or replacement rule that may be adopted by FINRA.
[9]

FINRA Rule 2310(a)(4) defines a DPP as “a program which provides for flow-through tax consequences regardless of the structure of the legal entity or vehicle for distribution including, but not limited to, oil and gas programs, real estate programs, agricultural programs, cattle programs, condominium securities, Subchapter S corporate offerings and all other programs of a similar nature, regardless of the industry represented by the program, or any combination thereof. A program may be composed of one or more legal entities or programs but when used herein and in any rules or regulations adopted pursuant hereto the term shall mean each of the separate entities or programs making up the overall program and/or the overall program itself. Excluded from this definition are real estate investment trusts, tax qualified pension and profit sharing plans pursuant to Sections 401 and 403(a) of the Internal Revenue Code and individual retirement plans under Section 408 of that Code, tax sheltered annuities pursuant to the provisions of Section 403(b) of the Internal Revenue Code, and any company including separate accounts, registered pursuant to the Investment Company Act.” BDCs, like the Current Fund, are DPPs because they provide for flow-through tax consequences and do not meet any of the exclusions under the definition.

May 2009 to apply to DPPs and unlisted real estate investment trusts.10 FINRA Rule 2310 caps the amount of (i) organization and offering expenses at 15% of gross proceeds and (ii) all items of compensation from whatever source payable to underwriters, broker-dealers and affiliates thereof at 10.0% of gross proceeds. In addition, FINRA Rule 2310 provides a set of provisions relating to, among other things, suitability standards on recommended transactions, limits on non-cash gifts and non-cash entertainment, and payments for an associated person to attend training or educational meetings.

If the Current Fund recommences its offering, it intends to offer multiple share classes, with each class having a different upfront sales load, if any, to cover the costs of selling fund shares and different distribution and/or service fees to accommodate the particular features of different distribution channels. In addition to offering one or more share classes similar to FSIC IV’s Class T Shares, which were distributed through participating broker-dealers, the Current Fund anticipates that it will offer one or more share classes that will be made available primarily through fee-based programs, through participating broker-dealers that have alternative fee arrangements with their clients, through certain registered investment advisers and/or through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for clients. Although the specifics of the class structure cannot be predicted, the Current Fund anticipates that the structure of the proposed classes would be consistent with compensation guidelines put forth by the different financial intermediaries through which the Funds are distributed and would comply with the provisions of FINRA Rule 2310. The structures of the proposed classes of Shares are described in more detail below under “Statement of Facts – Proposed Class Structure and Characteristics.”

[10]

Exchange Act Release No. 59987 (May 27, 2009), 74 FR 26902 (June 4, 2009) (Order Approving Proposed Rule Change as Amended; File No. SR-FINRA-2009-016). FINRA adopted the rule as part of the process of developing a new consolidated rulebook (“Consolidated FINRA Rulebook”) following the consolidation of the National Association of Securities Dealers (“NASD”) and the member regulation, enforcement and arbitration functions of New York Stock Exchange Regulation. FINRA adopted NASD Rule 2810 without material change into the Consolidated FINRA Rulebook as FINRA Rule 2310.

7. A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds,11 similar to the relief sought by the Applicants. For the reasons set forth below, we submit that the regulatory considerations supporting relief in those precedents are supportive of the relief requested for unlisted continuously offered BDCs such as the Current Fund.

II. STATEMENT OF FACTS

1. The Applicants

A. The Current Fund is organized as described in Section I.2 above.

B. The Current Investment Adviser is organized as described in Section I.2 above.

2. Current Structure and Characteristics

A. The Current Fund’s Shares were offered as described in Section I.3 above.

[11]

The Relative Value Fund, et al., Investment Co. Rel. No. 32884 (October 26, 2017) (Notice) and Investment Co. Rel. No. 32904 (November 21, 2017) (Order); Sharespost 100 Fund and SP Investments Management, LLC, Investment Co. Rel. No. 32767 (July 31, 2017) (Notice) and Investment Co. Rel. No. 32798 (Aug. 28, 2017) (Order); CION Ares Diversified Credit Fund, et al., Investment Co. Rel. No. 32678 (June 13, 2017) (Notice) and Investment Co. Rel. No. 32731 (July 11, 2017) (Order); Triloma EIG Energy Income Fund, et al., Investment Co. Rel. No. 32679 (June 13, 2017) (Notice) and Investment Co. Rel. No. 32730 (July 11, 2017) (Order); NorthStar/Townsend Institutional Real Estate Fund Inc., et al. Investment Co. Rel. No. 32472 (February 7, 2017) (Notice) and Investment Co. Rel. No. 32524 (March 7, 2017); Ramius Archview Credit and Distressed Fund, et al., Investment Co. Rel. No. 32139 (June 6, 2016) (Notice) and Investment Co. Rel. No. 32168 (July 5, 2016) (Order); Susa Registered Fund, L.L.C., et al., Investment Co. Rel. No. 31975 (January 29, 2016) (Notice) and Investment Co. Rel. No. 32004 (February 24, 2016) (Order); Altegris KKR Commitments Master Fund, Investment Co. Rel. No. 31944 (December 17, 2015) (Notice) and Investment Co. Rel. No. 31955 (January 12, 2016); Griffin Institutional Access Real Estate Fund, et al., Investment Co. Act Rel. No. 31509 (March 23, 2015) (Notice) and Investment Co. Act Rel. No. 31559 (April 20, 2015) (Order); Archstone Alternative Solutions Fund and A.P. Management Company, LLC, et al., Investment Co. Act. Rel. No. 31761 (August 14, 2015) (Notice) and Investment Co. Act. Rel. No. 31817 (September 10, 2015) (Order); Corsair Opportunity Fund, et al., Investment Co. Act. Rel. No. 31454 (February 10, 2015) (Notice) and Investment Co. Act. Rel. No. 31501 (March 10, 2015) (Order); AllianceBernstein Multi-Manager Alternative Fund, et al., Investment Co. Act. Rel. No. 31322 (October 31, 2014) (Notice) and Investment Co. Act. Rel. No. 31345 (November 24, 2014) (Order); Evanston Alternative Opportunities Fund, et al., Investment Co. Act Rel. No. 31250 (September 15, 2014) (Notice) and Investment Co. Act. Rel. No. 31285 (October 14, 2014) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Co. Act Rel. No. 30103 (June 14, 2012) (Notice) and Investment Co. Act Rel. No. 30133 (July 10, 2012) (Order); Highland Capital Management, L.P., et al., Investment Co. Act Rel. No. 28888 (August 27, 2009) (Notice) and Investment Co. Act Rel. No. 28908 (September 22, 2009) (Order) (collectively, the “Prior Orders”).

B. The Current Fund does not redeem Shares as an open-end management investment company does. Unlike shares of many closed-end management investment companies, Shares of the Current Fund are not offered or traded in a secondary market and are not listed on any securities exchange and do not trade on an over-the-counter system such as OTCBB. Furthermore, although a Fund’s Shares may list on a securities exchange in the future, they may not do so for a significant time after the offering period, and it is not expected that a secondary market in the Shares will develop.12 Because Shareholders may not require a Fund to redeem Shares, a Fund may from time to time offer to repurchase Shares in accordance with the requirements of Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act as described in detail in Section I.4 above, in order to provide a limited degree of liquidity to Shareholders. Repurchases of each Fund’s Shares will be made at such times, in such amounts, and on such terms as determined by the applicable Fund’s Board, in its sole discretion. In determining whether a Fund should offer to repurchase Shares, the applicable Fund’s Board considers a variety of operational, business and economic factors.13

C. The Current Fund is in many respects a hybrid investment product. As a BDC, it is organized as a closed-end investment company, but offered its Shares continuously, like an open-end management investment company. The Current Fund is not listed on an exchange initially and offers only limited liquidity through periodic offers to repurchase made in accordance with Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act, rather than Rule 23c-3 under the 1940 Act. The Current Fund determines its net asset value quarterly and files periodic reports under the 1934 Act on Forms 10-Q and 10-K rather than semi-annual reports on Form N-CSR under the 1940 Act. As a DPP, sales of the Current Fund’s shares are subject to FINRA Rule 2310 rather than FINRA Rule 2341, as such rule may be amended (“FINRA Rule 2341”).

[12]

Applicants are not requesting relief with respect to any Fund listed on a securities exchange. Any Fund which relies on the relief requested herein will cease relying on such relief upon the listing of any class of its Shares on a securities exchange.

[13]

Funds may impose a Repurchase Fee at a rate no greater than 2% of the Shareholder’s repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of such Shares is less than a specified period (for example, one year). A Repurchase Fee is defined for purposes of this application as a fee assessed to a Shareholder upon repurchase of Shares and payable to the applicable Fund. See Section II.5 for further discussion on Repurchase Fees. Any Repurchase Fee charged by the Funds is not the same as a CDSC assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a distributor, whereas the Repurchase Fee is payable to the Fund to compensate long-term Shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations. FSIC IV does not currently impose CDSCs, but it and Future Funds may elect to impose CDSCs in the future, in which event they would only do so in accordance with Rule 6c-10 under the 1940 Act. None of the Funds, however, will impose CDSCs in the event of a listing of a class of shares of any such Fund on any securities exchange.

3. Proposed Class Structure and Characteristics

A. The Funds propose to engage in a continuous offering of Shares in the manner described below. Each Fund is seeking the ability to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes. In the future, a Fund’s Board could adopt this or another structure with respect to distribution and service expenses. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, for any Shares of a Fund subject to an asset-based service or distribution fee, the Funds will offer an exchange privilege or conversion feature. Further, any Share of a Fund that is subject to asset-based service or distribution fees shall convert to a class with no asset-based service or distribution fees upon such Share reaching the applicable sales charge cap under FINRA Rule 2310. Any such privilege or feature introduced in the future (including one implemented in connection with a Fund’s listing of a class of its Shares on an exchange) will comply with Rules 11a-1, 11a-3 and 18f-3 under the 1940 Act as if the Fund were an open-end management investment company.

B. Initial Class Shares would be offered as described above in Section I.3 and in each Fund’s prospectus and statement of additional information (each, a “Prospectus”).

C. Any New Classes of Shares would be offered in substantially the same manner as the Initial Class Shares, and may charge a different front-end sales load, CDSC, Repurchase Fee and/or an annual asset-based service and/or distribution fee. In the future, a Fund’s Board could adopt this or another sales charge structure.

4. Actual fees approved and adopted may vary, but a class of Shares of a Fund could not have annual asset-based service and/or distribution fees, which cause aggregate fees to exceed the limits set forth in FINRA Rule 2310.14

[14]

Applicants note that FINRA Rule 2310 does not impose a separate limit on asset-based service or distribution fees. Accordingly, the Funds would not be limited with respect to the annual rate at which asset-based service or distribution fees could be charged, although each Fund would remain subject to the overall compensation limits of FINRA Rule 2310, including specifically the 10% cap on total compensation paid to underwriters, broker-dealers and affiliates thereof.

Service fees compensate a Fund’s distributor (the “Distributor”) and selected brokers, dealers, or other financial intermediaries that provide personal services to Shareholders and/or maintain Shareholder accounts. Such Shareholder services and maintenance may include, but are not limited to, establishing and maintaining Shareholder accounts and records, processing subscriptions and repurchases, answering inquiries regarding a Fund and its special features, and other services as may be agreed upon from time to time and permitted by applicable statute, rule, or regulation. Applicants represent that these asset-based service fees will comply with the limits of FINRA Rule 2310.

Distribution fees would be paid pursuant to a plan of distribution adopted by the Fund in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end funds electing to be regulated as BDCs, with respect to a class (a “Distribution Plan”).15 Under the Distribution Plan, the Fund would compensate the Distributor, brokers, dealers, and other financial intermediaries for activities relating to the marketing, distribution and sale of Shares. Applicants represent that these asset-based distribution fees will comply with the limits of FINRA Rule 2310.16 Applicants note that if a Distribution Plan were to be adopted by a Fund, that Fund’s Board would consider and approve the Distribution Plan with respect to each class of Shares in a manner consistent with Rule 12b-1, and the Distribution Plan would be approved by a majority of the applicable Fund’s Directors, including a majority of the Directors who are not interested persons of such Fund within the meaning of Section 2(a)(19) of the 1940 Act, and who have no direct or indirect financial interest in the operation of such Distribution Plan or in any agreements related to such Distribution Plan, as provided for in Rule 12b-1. Any such Distribution Plan also would require Shareholder approval.

Each Fund will include in its subscription documents the specific (a) sales load, if any, and (b) the amount of fees permitted by the Distribution Plan and/or service plan for the specific class being purchased.

[15]	Applicants will comply with Rules 12b-1 and 17d-3, as they may be amended or replaced in the future, as if those rules applied to BDCs.
[16]	See supra n.14.

5. Any Repurchase Fee will apply equally to all Shareholders of the applicable Fund, regardless of class, consistent with Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act. A Fund may impose a Repurchase Fee on Shares submitted for repurchase that have been held less than a specified period and may waive the Repurchase Fee for certain categories of Shareholders or transactions to be established from time to time. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate, the Repurchase Fee, the Fund will comply with the requirements of Rule 22d-1 under the 1940 Act as if the Repurchase Fee were a CDSC and as if the Fund were an open-end management investment company and the Fund’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all Shareholders of the Fund regardless of class.

6. All expenses incurred by a Fund will be allocated among its various classes of Shares based on the respective net assets of such Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution Plan of that class (if any), Shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

7. In addition to distribution and/or service fees, each class of a Fund may, by action of such Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1)	administrative and/or accounting or similar fees (each as described in the Prospectus) incurred by a specific class;

(2)	legal, printing and postage expenses related to preparing and distributing to current Shareholders of a specific class materials such as Shareholder reports, prospectuses and proxies;

(3)	Blue Sky fees incurred by a specific class, if applicable;

(4)	Commission registration fees incurred by a specific class;

(5)	expenses of administrative personnel and services required to support the Shareholders of a specific class;

(6)	Directors’ fees incurred as a result of issues relating to a specific class;

(7)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8)	incremental transfer agent fees and Shareholder servicing expenses identified as being attributable to a specific class;

(9)	account expenses relating solely to a specific class;

(10)	expenses incurred in connection with any Shareholder meetings as a result of issues relating to a specific class; and

(11)

any such other expenses (not including advisory or custodial fees or other expenses related to the management of a Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above shall be charged to such Fund and allocated to each class of such Fund in a manner consistent with Rule 18f-3(c)(1)(i) under the 1940 Act.

8. From time to time, a Board may create and offer additional classes of Shares, or may vary the characteristics described above of the Initial Class and New Class Shares, including, without limitation, in the following respects: (1) the amount of fees permitted by a Distribution Plan and/or service plan as to such class; (2) voting rights with respect to a Distribution Plan and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular Class of Shares allocated on a class basis as described in this Application; (5) differences in any distributions and net asset values per Share resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses; (6) any sales load structure; (7) any CDSC; (8) any Repurchase Fee; and (9) any conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. Accordingly, each Fund’s repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in the repurchase price applicable to each class resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses.

9. Because of the different distribution fees, Shareholder services fees and any other class expenses that may be attributable to the different classes, the net income attributable to, and any distributions payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. Expenses of a Fund, respectively allocated to a particular class of Shares, will be borne on a pro rata basis by each outstanding Share of that class.

III. EXEMPTIONS REQUESTED

The Multiple Share Class System – Exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) under the 1940 Act

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of any Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act (made applicable to BDCs by Section 61(a) of the 1940 Act).

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V. DISCUSSION

1. Background

A. In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.17 For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

B. Furthermore, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bifurcated system of regulation, neither form has provided the best vehicle for offering portfolios that have

[17]	Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

significant, but not complete, liquidity. In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 – in particular the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide an opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.18

C. One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called “prime rate fund.” These funds, first introduced in 1988, invest in adjustable rate senior loans and provide shareholders liquidity through quarterly repurchases.

D. Shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase shareholder liquidity through periodic tender offers under simplified procedures.19

Rule 23c-3 was adopted in April 1993.20 Prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.21

E. Developments since the initial closed-end interval funds make further innovation appropriate. Certain closed-end funds, including those electing to be regulated as BDCs, as a practical matter cannot rely on Rule 23c-3 because the illiquid nature of their assets would make it too difficult to comply with the strict requirements of Rule 23c-3. Therefore, there exist a number of closed-end funds (including BDCs) providing liquidity pursuant to Rule 13e-4 tender offers, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds. Moreover, a number of precedents exist with respect to closed-end funds that have not elected to be regulated as BDCs for the implementation of a multiple-class system and the inclusion of asset-based service and/or distribution fees similar to that for which Applicants seek relief.22

[18]	Id. at 424.
[19]	Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).
[20]

Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and would permit periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3.

[21]	Protecting Investors, supra, at 439-40; Rule 23c-3 Proposing Release at 27.
[22]	See supra n.11 and Section I.7 above.

2. The Multiple Share Class System – Open-end Funds and Rule 18f-3 under the 1940 Act

Prior to the adoption of Rule 18f-3,23 the Commission issued numerous exemptive orders allowing open-end funds to issue multiple classes of shares.24 Rule 18f-3 codified the terms of those prior exemptive orders and eliminated the need for open-end funds to obtain individual orders to issue multiple classes of shares. While Rule 18f-3 only applies to open-end funds, neither the 18f-3 Proposing Release (as defined below) nor the 18f-3 Adopting Release cited those funds’ open-end structure as a basis for the terms of Rule 18f-3 as proposed or adopted. Instead, the Commission cited operational and distribution features of the funds: the Commission noted in the 18f-3 Proposing Release that some mutual funds “use different classes to offer investors a choice of methods for paying for the costs of selling fund shares,” and that many mutual funds utilize different share classes “in order to use different channels of distribution and to reach different investor markets. These funds typically target different investor markets, offering each a separate class with an arrangement for shareholder services or a distribution plan that is tailored to that market.”25 The Commission also noted that allowing a fund to issue multiple share classes, rather than requiring the use of separate single-class funds, could benefit investors by, among other things, allowing a multiple-class fund to spread expenses over a larger asset base.26

Shortly after the adoption of Rule 18f-3, continuously offered closed-end funds began to apply for exemptive relief to offer multiple classes of shares as well. These applicants argued that the same operational and distribution features cited by the Commission as a rationale for adopting Rule 18f-3 applied equally to such continuously offered closed-end funds: such closed-end funds also offer their shares on a continuous basis through

[23]	Release Nos. 33-7143; IC-20915 (February 23, 1995) (the “18f-3 Adopting Release”).
[24]	Between 1985 and 1995, the Commission issued approximately 200 such orders. See page 2 of the 18f-3 Adopting Release.
[25]	See note 12 and accompanying text in Release Nos. 33-7036; IC-19955 (December 15, 1993) (the “18f-3 Proposing Release”).
[26]	See note 17 and accompanying text in the 18f-3 Proposing Release.

multiple distribution channels and use different fee structures to cover costs of selling fund shares and accommodate the particular features of each such distribution channel.27 The benefits of investing in a larger multiple-class fund would apply to such funds’ shareholders as well. The Commission has issued numerous exemptive orders, including the Prior Orders, in respect of these applications.

Applicants submit that the factors which led the Commission to adopt Rule 18f-3 for open-end funds and issue the Prior Orders are equally applicable to BDCs. As with continuously offered, unlisted closed-end funds that were the subject of the Prior Orders, the Funds seek to offer their shares through multiple distribution channels, with varying sales charges to cover the costs of selling fund shares and different distribution and/or service fees to accommodate the particular features of each distribution channel. Moreover, Fund Shareholders will realize the same benefits of investing in a larger fund with multiple classes as do the shareholders of such open-end or closed-end funds. As set forth in this Application, each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act as if it were an open-end management investment company in the same manner as the closed-end funds which were the subject of the Prior Orders.28

3. The Multiple Share Class System – Exemptions from Sections 18(a)(2),18(c), 18(i) and 61(a) of the 1940 Act

A. Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Funds may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act, each of which is made applicable to BDCs through Section 61(a) of the 1940 Act.

[27]	See, e.g., part II of the exemptive application filed by Sierra Prime Income Fund et al (File No. 812-10132; November 26, 1996).
[28]

Neither a Fund’s election to be regulated as a BDC, nor any eventual listing of a class of a Fund’s shares on an exchange, will affect the Fund’s ability to comply with the requirements of Rule 18f-3 while the requested relief is in effect. See infra n.28.

B. A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) make it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its the common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).29 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

C. A registered closed-end investment company may have only one class of stock that is a senior security.30 In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .

D. Section 18(i) of the 1940 Act provides that:

[29]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.
[30]

Under Section 61(a)(2) of the 1940 Act, a BDC may issue more than one class of senior security representing indebtedness. As a Fund’s multiple classes of Shares do not represent indebtedness, Applicants also request relief from Section 18(c) with respect to any Funds that are BDCs.

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

E. The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to payment of dividends”31 and having unequal voting rights, because under the Multiple Class System (1) Shareholders of different classes may pay different distribution fees, different Shareholder services fees, and any other expenses (as described above) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of Shares of a Fund may thus be prohibited by Sections 18(c) and 61(a) of the 1940 Act and may violate Section 18(i) of the 1940 Act.

F. Applicants believe that the implementation of the Multiple Class System will provide Applicants with the flexibility to create New Classes of Shares without having to create new funds. Applicants believe that current and future Shareholders will benefit if new classes with different pricing and expense structures are created providing Shareholders with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit the Funds to facilitate the distribution of Shares through diverse distribution channels and provide investors with a broader choice of fee options.

G. By contrast, if the Investment Advisers were required to sponsor the organization of new, separate funds for each class of Shares, the creation of new, separate funds would involve increased costs and administrative burdens borne by Shareholders as compared to the creation of additional share classes of the Funds. Unless each new fund grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the fund from producing a favorable return.

[31]	As a result, the Shares could be deemed to be “senior securities” within the meaning of Section 18(g) of the 1940 Act.

H. Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As the Funds grow in volume of assets, the investors will derive benefits from economies of scale that might not be available at smaller volumes.

I. The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.32

J. Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end management investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Funds’ assets. In addition, the proposed system will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders.

K. Applicants believe that the rationale for, and the conditions contained in, Rule 18f-3 are as applicable to BDCs seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end management investment companies. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end management investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosure.33

[32]

See the 18f-3 Adopting Release. As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

[33]

In the event a Fund lists one class of its Shares on an exchange and allows Shareholders of other classes to exchange or otherwise convert their Shares into Shares of the class to be listed, any such conversion will be effected on the basis of the relative net asset values of the two classes without the imposition of any sales load, fee or other charge, as required under Rule 18f-3(2)(i).

L. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end funds and closed-end funds electing to be regulated as BDCs are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds electing to be regulated as BDCs may not issue multiple classes of Shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.34 Differing (and less restrictive) provisions regulating the issuance by BDCs of debt or preferred stock should have no bearing on an application by a BDC for an exemptive order permitting the issuance of multiple classes of Shares. In addition, issuance of an exemptive order allowing a BDC to issue multiple classes of Shares should raise no issues that would differ from a closed-end fund that has not elected to be regulated as a BDC making the same application. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

M. Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Funds in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Shareholders. The Funds are also aware of the need for full disclosure of the proposed Multiple Class System in their Prospectuses and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2310.35 Applicants also represent that each Fund will disclose in its Prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the

[34]	See supra n.11.
[35]	See discussion of FINRA Rule 2310 at Section I.6 above.

Prospectus, as is required for open-end, multiple class funds under Form N-1A.36 As if it were an open-end management investment company, each Fund will disclose fund expenses borne by each class of Shareholders during the reporting period in Shareholder reports37 and describe in its Prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.38 Each Fund will include any such disclosures in its Shareholder reports and Prospectus to the extent required as if the Fund were an open-end fund. Each Fund will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end management investment company shares, and regarding Prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Funds.39 Each Fund will contractually require that the Distributor and any broker, dealer or other financial intermediary involved in the distribution of a Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

N. Each Fund will make available to any broker, dealer or other financial intermediary involved in the distribution of a Fund’s shares all of the information necessary to permit the broker, dealer or other financial intermediary to prepare client account statements in compliance with NASD Rule 2340. NASD Rule 2340 applies to certain broker-dealers whose customers have purchased and hold DPPs in their accounts. Amendments to NASD Rule 2340, which are designed to provide greater transparency as to the value of such DPPs, became effective April 11, 2016.40 To that end, NASD Rule 2340 requires such broker-dealers to include on the customer account

[36]	In all respects other than class-by-class disclosure, the Fund will comply with the requirements of Form N-2.
[37]

Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Co. Act Rel. No. 26372 (Feb. 27, 2004) (adopting release). Funds that are BDCs will disclose comparable Fund expense data in the applicable periodic reports which are provided to BDC shareholders.

[38]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Co. Act Rel. No. 26464 (June 7, 2004) (adopting release).
[39]

Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Co. Act Rel. No. 26341 (Jan. 29, 2004) (proposing release).

[40]

See Securities Exchange Act Release No. 73339 (October 10, 2014), 79 FR 62489 (October 17, 2014) (Order Approving SR-FINRA-2014-006, as Modified by Amendment No. 1) (the “Amendments”). See also FINRA Regulatory Notice 15-02 (announcing effective date of April 11, 2016).

statements a “per share estimated value” developed in a manner reasonably designed to ensure that the per share estimated value is reliable for each customer’s DPP holdings. Pursuant to the Amendments, the broker is permitted to use one of two methodologies to determine the “per share estimated value” – either the net investment methodology or the appraised value methodology. The per share estimated value using the net investment methodology is based on the “amount available for investment” percentage in the “Estimated Use of Proceeds” section of an offering prospectus, and, therefore, in the case of the Funds, is equal to the current public offering price of the Funds’ shares minus the front-end sales load and estimated organization and offering expenses. The per share estimated value using the appraised value methodology is, in the case of a Fund (and BDCs generally), the Fund’s net asset value (“NAV”) as disclosed in the Fund’s most recent periodic report filed with the Commission.

Prior to the Amendments, the general industry practice was to use the public offering price of the DPP as the per share estimated value on customer account statements. Because the per share estimated value of a class of shares with a low front-end sales load combined with an asset-based sales charge (generally designated as Class T shares) that appears on customer account statements is greater than the per share estimated value of shares with only a front-end sales load, brokers generally prefer selling Class T shares. FSIC IV opted to offer Class T shares to accommodate the needs of these brokers but was not able to offer share classes better suited for other distribution channels. Other DPPs (e.g., non-traded REITs) offer Class T shares, along with other share classes, and the inability of non-traded BDCs to offer Class T shares alongside other share classes places them at a competitive disadvantage. Investment advisers that avoid the conflicts of interest inherent in accepting transaction-based compensation (i.e., sales commissions) have generally been unwilling to make available for purchase shares similar to Class T shares. Absent an exemptive order, a non-traded BDC can effectively sell its shares only through one distribution channel, thereby limiting both the distribution opportunities for the BDC and the availability of the investment opportunity to certain investors. Moreover, the exemptive order will provide the Funds with the flexibility necessary to meet the changing needs of various channels of distribution as they develop.

Applicants believe all shareholders benefit from economies of scale where a non-traded BDC is able to sell its shares through as many channels of distribution as is practical. In addition, Applicants believe investors also benefit where multiple investment products (e.g., non-traded BDCs and non-traded REITs) compete to sell their products through the same distribution channel. The greater transparency mandated by the Amendments is expected to provide additional downward pressure on fees and sales loads charged by BDCs such as the Funds as well as other DPPs.

O. Applicants believe the requested relief is substantially similar to prior exemptions granted by the Commission.41 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tenders for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Funds.

P. Applicants recognize that the closed-end funds that were the subject of the Prior Orders agreed, as a condition of the orders, to comply with the provisions of FINRA Rule 2341. FINRA Rule 2341 limits the amount of an asset-based fee that may be charged each year but does not limit the number of years that it may be charged. While this arrangement may be adequate for the closed-end funds subject to the Prior Orders because they may charge the asset-based fee for an indefinite number of years, it is not suited to the needs of the Funds, which will charge an asset-based fee for a defined period of time and which are already subject to FINRA Rule 2310 and its cap on aggregate compensation.

As noted earlier, FINRA Rule 2310 imposes a cap of 10% of gross proceeds on the aggregate amount of compensation from whatever sources payable to underwriters, broker-dealers and affiliates thereof in respect of sales of the Funds’ shares. Significantly, long-term investors in an open-end or closed-end fund that is subject to FINRA Rule 2341 could pay an asset-based fee indefinitely, and the aggregate fee amount could exceed the 10% cap to which the Funds are subject under FINRA Rule 2310.

4. Asset-Based Service and/or Distribution Fees.

A. Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies, including BDCs. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end investment company to impose an asset-based service and/or distribution fee.

[41]	See supra n.11.

B. Each Fund will comply with the protections for open-end management investment companies developed and approved by the Commission in Rule 12b-1 in connection with the Distribution Plan(s), if any, with respect to each class of Shares as if the Fund were an open-end management investment company. Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end management investment company imposing asset-based service and/or distribution fees under Rule 12b-1.42

C. Rule 6c-10 under the 1940 Act permits open-end management investment companies to impose CDSCs, subject to certain conditions. If FSIC IV or any Future Fund were to impose CDSCs in the future, they will only do so in compliance with Rule 6c-10 as if that rule applied to BDCs. Each Fund will comply with the provisions of Rules 6c-10 (except to the extent a Fund will comply with FINRA Rule 2310 rather than FINRA Rule 2341), 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, or any successor rules thereto, as if those rules applied to BDCs, and will comply with FINRA Rule 2310, as amended from time to time, or any successor rule thereto. The Funds also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that any Fund which imposes CDSCs will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all Shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act. Any scheduled variations in, or eliminations of, any sales load will be applied consistently with the requirements of Rule

[42]

Applicants note that, at the same time the Commission adopted Rule 12b-1, it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters), whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.

See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980) at Fed. Sec. L. Rep. (CCH) at 83,733.

22d-1 under the 1940 Act.43 Finally, to the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Repurchase Fees, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act and the Fund’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all Shareholders of the Fund. Applicants believe that the requested relief meets the standards of Section 6(c) of the 1940 Act.

5. Investor Protection.

A. The 18f-3 Proposing Release stated that the proposed exemptive rule “is designed to streamline conditions imposed on multiple class funds while preserving investor protection.”44 The safeguards to protect investors that were packaged into Rule 18f-3 will have equal application to the proposed Multiple Class System. Among such protections, a core driver of the Multiple Class System is investor choice. As the 18f-3 Proposing Release noted, mutual funds use different classes to offer investors the choice of different payment methods and to access different channels of distribution to provide investors with tailored investment options in different markets.45 As has been discussed elsewhere in this Application, the opportunity of choice extends beyond mutual funds, as other types of investment offerings, such as unlisted closed-end funds and non-traded REITs, have similar flexibility to provide investors with custom-tailored investment options through multiple share classes. This access to a wider range of investment opportunities would permit investors to select from among more choices to purchase Shares the investor deems most beneficial to the investor.

In addition, the Applicants believe there are other significant safeguards in place for investors in Funds relying on the requested relief set forth in this Application. Those include the overall compensation limits and other prescribed behavior included in FINRA Rule 2310 and the agreement by the Funds relying on the requested relief to comply with Rule 12b-1. As noted above, FINRA Rule 2310 specifically includes the 10% cap on total compensation paid to underwriters, broker-dealers and affiliates thereof. The intended purpose of this cap is to protect investors from the unreasonable drain on their principal due to excessive fees. The provisions of FINRA Rule 2310 that set suitability standards on recommended transactions and limits on non-cash gifts, non-cash entertainment and payments for an associated person to attend training or educational meetings similarly protect investors.

In addition, Rule 12b-1 ensures yet another layer of investor protection beyond the protections of Rule 18f-3 and FINRA Rule 2310. Rule 12b-1 expressly prescribes the substantive provisions of any plan imposing asset-based service and/or distribution

[43]

Applicants anticipate, for example, that any Fund that plans to list one class of its Shares on a securities exchange would allow its Shareholders to exchange or otherwise convert their Shares of other classes into Shares of the class to be listed. In such event, the Fund would not require the payment of any CDSC or Repurchase Fee that would otherwise be payable if the Shareholder had redeemed its Shares of the relevant class at that time, in the absence of such exchange or conversion. These facts would be prominently disclosed to Shareholders in a current report, prospectus or prospectus supplement, as applicable. Moreover, in such event, Shareholders of a class with an asset-based sales charge, whether paid continuously for a specified period or on a deferred basis, will be allowed to exchange or otherwise convert their Shares into a class which does not have an asset-based sales charge, based on the relative NAV of each class. This exchange or conversion would not require any Shareholder to pay any deferred sales charge.

[44]	18f-3 Proposing Release at 68077.
[45]	See supra n.25.

fees and, as additional safeguards, requires initial approval of any such plans by the Fund’s board of directors and shareholders and ongoing monitoring of the plan and payments thereunder by the Fund’s Board. Relatedly, under the proposed Multiple Class System, any Share of a Fund that is subject to asset-based service or distribution fees will convert to a class with no asset-based service or distribution fees upon such Share reaching the applicable sales charge cap under FINRA Rule 2310.

B. The granting of the requested relief may result in certain benefits to the Distributor by opening up additional distribution channels through which the Distributor is able to sell Shares. This will, in turn however, benefit investors since a larger fund, instead of a series of smaller funds, will bring efficiencies, including administrative efficiencies. The Commission acknowledged this benefit to investors in the 18f-3 Proposing Release when it noted that allowing a fund to issue multiple share classes, rather than requiring the use of separate single-class funds, would enable a multiple-class fund to spread expenses over a larger asset base.46 In addition, the structure could enhance fund performance by allowing for greater scale needed to invest in a broader range of investments on a standalone basis. As noted in Section II.4 above, payments by the Fund to the Distributor, brokers, dealers, and other financial intermediaries for their activities relating to the marketing, distribution and sale of Shares will be made pursuant to and in accordance with a Distribution Plan. The Applicants expect that the compensation to be paid pursuant to a Distribution Plan will represent the sole use of Fund assets to pay for

[46]	See supra n.25.

distribution services, although the Distributor and/or its affiliates also may enter into revenue sharing arrangements pursuant to which they use their own resources to pay for distribution services. The mechanics for paying distribution fees may vary depending upon the class of Shares sold. For certain Share classes, the Distributor may agree to pay, from its own resources, brokers, dealers and other financial intermediaries involved in selling the Shares an upfront commission, in which case the Distributor will retain all or a portion of the distribution fees payable in respect of those Shares. Regardless of the source of the Distributor’s upfront payments to financial intermediaries, to the extent that the Distributor advances fees to a financial intermediary, the Distributor will have no recourse against the Fund to recover the difference between the amounts advanced by the Distributor to financial intermediaries and, if less, the amounts received by the Distributor from the Fund under the applicable Distribution Plan. A Distributor would similarly have no recourse against the Fund in a situation in which the Fund’s Board terminated the Distribution Plan before a Distributor recovered the full amount of fees advanced to a financial intermediary. This entire framework serves to protect investors by ensuring that the only source of payment of a Fund’s distribution fees is the Board-approved Distribution Plan.

VI. APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund will comply with the provisions of Rules 6c-10 (except to the extent a Fund will comply with FINRA Rule 2310 rather than FINRA Rule 2341), 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, or any successor rules thereto, as if those rules applied to BDCs. In addition, each Fund will comply with FINRA Rule 2310, as amended from time to time, or any successor rule thereto, and will make available to any distributor of a Fund’s shares all of the information necessary to permit the distributor to prepare client account statements in compliance with NASD Rule 2340.

VII. CORPORATE ACTION

The Current Fund’s organizational documents empower the Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board of the Current Fund has adopted resolutions, attached hereto as Exhibit B, authorizing the Fund’s officers to file the Application with the Commission.

VIII. CONCLUSION

1. For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

2. All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Current Fund. The Board also authorized the filing of the Application on behalf of the Current Investment Adviser because of its affiliation with the Current Fund. In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Current Investment Adviser, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 16th day of August, 2018.

Applicants have caused this Application to be duly signed on their behalf on the 16th day of August, 2018.

FS INVESTMENT CORPORATION IV

By:	/s/ Michael Forman
Name:	Michael Forman
Title	Chief Executive Officer

FS/KKR ADVISOR, LLC

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	General Counsel and Secretary

VERIFICATION

STATE OF PENNSYLVANIA	)
COUNTY OF PHILADELPHIA	)

The undersigned states that he has duly executed the attached Application for and on behalf of FS Investment Corporation IV and FS/KKR Advisor, LLC; that he is the Chief Executive Officer of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	General Counsel and Secretary
Date:	August 16, 2018

EXHIBIT B

RESOLUTIONS OF BOARD

FS INVESTMENT CORPORATION IV

Approval of Filing of Application for Exemptive Relief

WHEREAS, the board of directors (the “Board”) of FS Investment Corporation IV (the “Company”) has determined that it is in the best interests of the Company to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Application”), granting exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act and to permit the Company to offer investors multiple classes of shares, interests or units, as the case may be, with varying sales loads and asset-based service and/or distribution fees.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the preparation of the Application and that the President, Chief Executive Officer, Chief Financial Officer, Secretary, Executive Vice President or Vice President of the Company (each, an “Authorized Officer” and, collectively, the “Authorized Officers”) and FS/KKR Advisor, LLC (the “Advisor”), the Company’s investment adviser, and its officers be, and each of them hereby is, authorized in the name and on behalf of the Company, to submit and cause to be filed with the SEC the Application, with such changes, modifications or amendments thereto as any Authorized Officer deems necessary, desirable or appropriate; and it is further

RESOLVED, that any and all actions previously taken by the Company or any of its directors or officers or the Advisor or any of its officers in connection with the actions contemplated by the foregoing resolution be, and each of them hereby is, ratified, confirmed, approved or adopted in all respects as and for the acts and deeds of the Company.